Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

American Airlines | US AIRWAYS

# The New American: A Premier Global Carrier

**American Airlines and US Airways are combining two highly complementary networks with access to the best destinations around the world. The new American will provide customers with more choices and increased service across a larger worldwide network and through an enhanced oneworld® Alliance, creating more options for travel and benefits internationally.**

The combined company will maintain all hubs currently served by both airlines and expand service to and from non-hub cities, bringing more travel options to our customers through **more than 6,700 daily flights to 336 destinations in 56 countries around the world**.

The combined carrier's **loyalty program members will benefit from improved opportunities to earn and redeem** miles across a global network provided by the combined carrier and **one**world Alliance partners.

Together, American Airlines and US Airways **employ more than 100,000 people around the world**.

- American employs approximately 5,880 people in international markets
- US Airways employs approximately 520 people in international markets

| United States and Canada | Latin America and the Caribbean | Europe and the Middle East | Asia and the Pacific |
|---|---|---|---|
| **A strong domestic foundation—service to 230 destinations in the United States and Canada**<br>A world-class global network—service to 336 destinations, including flights from 9 domestic hubs<br>• 141 served from Charlotte<br>• 123 served from Chicago<br>• 187 served from Dallas/Fort Worth<br>• 45 served from Los Angeles<br>• 116 served from Miami<br>• 57 served from New York JFK<br>• 121 served from Philadelphia<br>• 77 served from Phoenix<br>• 81 served from Washington Reagan | **Service to 80 destinations, including Rio de Janeiro, Sao Paulo, Buenos Aires, Bogotá, Lima and Santiago**<br>More flights to more destinations in Latin America than any other carrier<br>• Service to 7 Brazil destinations—Rio de Janeiro, Sao Paulo, Salvador, Recife, Belo Horizonte, Brasilia and Manaus—the most of any airline<br>• New nonstop service this year from Dallas/Fort Worth to Lima, Peru and from Miami to Pointe-à-Pitre, Guadeloupe and Fort-de-France, Martinique, both routes subject to government approval<br>• Service to 32 destinations in the Caribbean, the Bahamas and Bermuda | **Service to 21 destinations, including London, Madrid, Athens, Munich, Dublin, Dusseldorf, Helsinki and Tel Aviv**<br>• Nonstop service from Chicago, Dallas, Philadelphia and Charlotte to London, Paris, Rome and other European cities<br>• 15 daily flights between London and New York offered by American and joint business partner British Airways<br>• Customer benefits for North Atlantic travel from joint business agreements with British Airways and Iberia | **Service to 5 destinations, including Beijing, Seoul, Tokyo Narita, Tokyo Haneda and Shanghai**<br>• Nonstop service from Chicago to Shanghai, Beijing and Tokyo Narita<br>• Nonstop service from Los Angeles to Shanghai and Tokyo<br>• New nonstop service this year from Dallas/Fort Worth to Seoul, one of the top ten premium markets in the world<br>• Customer benefits for Pacific travel from joint business agreements with Japan Airlines and Qantas |

For more information, please visit: **www.newAmericanarriving.com**

For more information, please visit: www.newAmericanarriving.com Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to ?le other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are ?led with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive of?cers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.